May 14, 2013

Via EDGAR

Katherine Hsu
Office Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

Re:         RBC Covered Bond Guarantor Limited Partnership
Form 10-K for Fiscal Year Ended October 31, 2012
Filed January 29, 2013
File No. 333-181552-01

Dear Ms. Hsu:

This letter is in response to your letter dated April 30, 2013, regarding Form 10-K for Fiscal Year Ended October 31, 2012, filed January 29, 2013, by RBC Covered Bond Guarantor Limited Partnership (the “Guarantor”).  For your convenience we have set forth each of your comments below in italics followed by our response to each comment.

Item 15 – Exhibits and Financial Statement Schedules, page 3

Exhibit 31.1

1.
We note that title to the certification refers to “Certification of Senior Officer in Charge of Securitization of the Depositor pursuant to Rule 15d-14(d).” In future filings, please revise the title to only state “Certifications” to conform to the exact language of the title set forth in Item 601(b)(31)(ii) of Regulation S-K.

We will revise the title to Exhibit 31.1 in future filings to conform with the exact language of the title set forth in Item 601(b)(31)(ii) of Regulation S-K.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 5

2.
It appears that RBC is filing one report on its assessment of compliance with applicable servicing criteria for the Covered Bonds as one party to the servicing function – although in two capacities – as Servicer and as Cash Manager. Please confirm. If that is correct, in future filings, please revise the discussion in the body of the Form 10-K, which states that the servicer and cash manager have “each been identified by the Sponsor as parties participating in the servicing function with respect to the asset pool…,” to conform.

We confirm that Royal Bank of Canada is filing the servicing criteria assessment of compliance in two capacities, as Servicer and Cash Manager.  We will revise the discussion of parties participating in the servicing function in future filings to conform to information provided in the servicing criteria assessment of compliance.

Exhibit A to Exhibit 33.1

3.
We note your fn. 1 relating to a waiver of compliance with Item 1122(d)(2)(i). With a view to disclosure, please supplementally describe the waiver, including who provided the waiver, the scope of the waiver, and why it was provided or requested. We note your statement that the waiver was obtained on the basis that “any non-compliance was not material.” Please also explain whether any non-compliance was found in the assessment.

Royal Bank of Canada, as Cash Manager (the “Cash Manager”) obtained the waiver from the Guarantor and Computershare Trust Company of Canada, as Bond Trustee (the “Bond Trustee”), who waived the Cash Manager’s non-compliance with a covenant in the Cash Management Agreement (the “Agreement”) that required the Cash Manager, prior to a Cash Manager ratings downgrade or a Covered Bond Guarantee Activation Event (each a “Deposit Event”), to deposit any amounts held by the Cash Manager (for or on behalf of the Guarantor) in the GDA Account or Standby GDA Account, as applicable, after making required payments on the applicable Guarantor LP Payment Date (as defined in the program agreements).  The Cash Manager continued to hold such amounts instead of depositing the funds in the GDA Account.  Following a Deposit Event, the Cash Manager is required to deposit such amounts to the GDA Account or Standby GDA Account, as applicable, promptly following receipt thereof.  A Deposit Event has not occurred in respect of the program.

Upon learning of the Cash Manager’s non-compliance in late January 2013, the Guarantor received confirmation from the Cash Manager that it has otherwise complied with the Agreement and that from February 2013 and after, the Cash Manager will deposit such amounts, if any, required to be deposited by it in the GDA Account.

In deciding whether the Guarantor should grant the waiver, the board of directors (the “Board”) of RBC Covered Bond GP Inc., the managing general partner of the Guarantor, determined that the failure on the part of the Cash Manager to perform such obligations in the circumstances (i) was capable of being remedied (or given its immateriality in the circumstances is not required to be) and had not, and would not have, any prejudicial impact on, among others, the holders of the covered bonds and service providers to the covered bond program (collectively the “Secured Creditors”), and (ii) did not constitute a material breach of the Agreement.

The Board considered the following three main factors in reaching its conclusion: (i) there had not been a Deposit Event, (ii) the assets of the Guarantor required to meet the Asset Coverage Test consistently exceeded the requirements of the Asset Coverage Test by a significant amount and without regard to any such amounts not deposited in the GDA Account, and (iii) as a result of (ii) above, the Guarantor was not at any time restricted from distributing such undeposited amounts plus any interest earned thereon to the partners of the Guarantor and therefore there was no prejudice to the Secured Creditors from the failure on the part of the Cash Manager to have deposited such amounts.

Royal Bank of Canada, as sole limited partner of the Guarantor, consented to the waiver and the Guarantor and Royal Bank of Canada determined that given the immaterial nature of the breach and the Cash Manager’s commitment to rectify such breach on a going forward basis, there was no need to notify the holders of the covered bonds of the waiver.

The Bond Trustee, relying on a joint certificate from Royal Bank of Canada and the Guarantor and an opinion of counsel to Royal Bank of Canada and the Guarantor, that the granting of the waiver on the terms and conditions requested (including that the holders of the covered bonds of the waiver were not required to be notified), would not be materially prejudicial to the interests of the Secured Creditors, acknowledged and agreed to grant the waiver and confirmed that there was no need to notify the holders of the covered bonds of the waiver.

We confirm that the Guarantor acknowledges that:

▪	the Guarantor is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Guarantor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the responses above adequately address comments set forth in your letter of April 30, 2013.

Please direct any comments or inquiries to the undersigned at (202) 887-1563 or Jerry Marlatt at (212) 468-8024.

Sincerely,

/s/ David M. Lynn David M. Lynn

cc:           David Power, Royal Bank of Canada
Erin Dion, Royal Bank of Canada
Jerry Marlatt, Morrison & Foerster LLP